VectivBio Holding AG
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

In thousands of United States dollars ("USD")
	Six Month Ended June 30,
	2021	2020
CONSOLIDATED STATEMENTS OF OPERATIONS
Research and development expenses	(26,494)	(10,660)
General and administrative expenses	(19,097)	(5,405)
Operating loss	(45,591)	(16,065)

Finance income	—	15
Finance expense	(23)	(1,096)
Foreign exchange differences, net	496	(517)
Loss before income taxes	(45,118)	(17,677)

Income taxes	—	—
Net loss	(45,118)	(17,677)

Remeasurement of net pension liabilities	508	(511)
Total items that will not be reclassified subsequently to profit or loss	508	(670)
Exchange differences arising on translation of foreign operations	(113)	(670)
Total items that may be reclassified subsequently to profit or loss	(113)	(670)
Total other comprehensive loss, net of income tax	395	(1,181)
Total comprehensive loss	(44,723)	(18,858)

LOSS PER SHARE
Basic and diluted loss per share (in USD)	(2.08)	(1.85)